SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

ACELYRIN, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

00445A100

(CUSIP Number)

Westlake BioPartners, LLC

3075 Townsgate Road, Suite 140

Westlake Village, CA 91361

(805) 465-9588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Westlake BioPartners Fund II, L.P. (“Westlake Fund II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,790,729 shares, except that Westlake BioPartners GP II, LLC (“Westlake GP II”), the general partner of Westlake BioPartners Fund II, L.P. (“Westlake Fund II”), may be deemed to have sole voting power, and Dr. Beth C. Seidenberg (“Seidenberg”) and Dr. Sean E. Harper (“Harper”), the managing directors of Westlake GP II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,790,729 shares, except that Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,790,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.1%
14	TYPE OF REPORTING PERSON	PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Westlake BioPartners GP II, LLC (“Westlake GP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,790,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.1%
14	TYPE OF REPORTING PERSON	OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Beth C. Seidenberg (“Seidenberg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,291 shares, of which 1,291 are subject to stock options exercisable by Seidenberg within 60 days of the date of this filing.
8	SHARED VOTING POWER
		9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 61,291 shares, of which 1,291 are subject to stock options exercisable by Seidenberg within 60 days of the date of this filing.
10	SHARED DISPOSITIVE POWER
		9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,852,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.1%
14	TYPE OF REPORTING PERSON	IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Sean E. Harper (“Harper”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER
		9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole voting power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER
		9,790,729 shares, all of which are owned directly by Westlake Fund II. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole dispositive power, and Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,790,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	10.1%
14	TYPE OF REPORTING PERSON	IN

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

(a)       This statement on Schedule 13D relates to the Common Stock, $0.00001 par value per share (the “Common Stock”) of ACELYRIN, INC. (the “Issuer”).

(b)       The Issuer’s principal executive offices are located at 4149 Liberty Canyon Road, Agoura Hills, California 91301.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are Westlake Fund II, Westlake GP II, Seidenberg and Harper. Westlake GP II, the general partner of Westlake Fund II, may be deemed to have sole power to vote and sole power to dispose of the shares directly owned by Westlake Fund II. Seidenberg and Harper, the managing directors of Westlake GP II, may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by Westlake Fund II. Seidenberg may be deemed to have sole power to vote and sole power to dispose of the shares directly owned by Seidenberg.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Westlake BioPartners, LLC, 3075 Townsgate Road, Suite 140, Westlake Village, California 91361.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of Westlake Fund II is to make investments in private and public companies, and the principal business of Westlake GP II is to serve as the general partner of Westlake Fund II. Seidenberg and Harper are the managing directors of Westlake GP II. Seidenberg is a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Westlake Fund II is a Delaware limited partnership. Westlake GP II is a Delaware limited liability company. Seidenberg and Harper are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In a closing on October 9, 2020, Westlake Fund II purchased an aggregate 4,056,795 shares of Series A redeemable convertible preferred stock (the “Series A Shares”) from the Issuer at a purchase price of $1.9720 per share, or $8,000,000 in the aggregate.

In closings held between October 19, 2021 and February 4, 2022, Westlake Fund II purchased an aggregate 2,445,786 shares of Series B redeemable convertible preferred stock (the “Series B Shares”) from the Issuer at a purchase price of $10.2217 per share, or $25,000,005 in the aggregate.

In a closing on September 9, 2022, Westlake Fund II purchased an aggregate 2,038,148 shares of Series C redeemable convertible preferred stock (the “Series C Shares”) from the Issuer at a purchase price of $12.2661 per share, or $25,000,000 in the aggregate.

On April 25, 2023, the Issuer’s board of directors approved and the Issuer effected a split of shares of the Issuer’s outstanding redeemable convertible preferred stock at a ratio 1-for-1.972. The share numbers and purchase prices reported above are adjusted for such stock split.

In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”), each Series A Share, Series B Share and Series C Share automatically converted into shares of Common Stock immediately prior to the closing of the Offering for no additional consideration on a 1:1 basis.

On May 4, 2023, Seidenberg was granted a stock option by the Issuer to purchase 23,243 shares of Common Stock at an exercise price of $18.00 per share. The option shall vest and become exercisable in 36 substantially equal monthly installments, with the first installment vesting on June 4, 2023. Such option will expire on May 3, 2033. Such option was awarded in lieu of cash compensation pursuant to the Issuer’s Non-Employee Director Compensation Policy.

In connection with the Offering, Westlake Fund II purchased 1,250,000 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $22,500,000 in the aggregate. In connection with the Offering, Seidenberg purchased 60,000 shares of Common Stock from the Issuer at a purchase price of $18.00 per share, or $1,080,000 in the aggregate, through a directed share program of the Issuer. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on May 5, 2023 with the Securities and Exchange Commission (the “Prospectus”).

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by Westlake Fund II were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above or in Item 3, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 97,200,191 shares of Common Stock outstanding immediately following the Offering as reported by the Issuer in the Prospectus.

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of Westlake Fund II and the limited liability company agreement of Westlake GP II, partners and members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Westlake Fund II and Seidenberg have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co., on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions (including transactions relating to shares of Common Stock or other securities acquired in the Offering or in open market transactions after the completion of the Offering), during the period ending 180 days after the date set forth on the Prospectus, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333- 271244) and is incorporated herein by reference.

Seidenberg, in her capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. Such Indemnification Agreement is more fully described in the Prospectus and the form of such Indemnification Agreement was filed as Exhibit 10.10 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333-271244) and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333- 271244) and is incorporated herein by reference.
EXHIBIT D	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.10 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333-271244) and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

Westlake BioPartners Fund II, L.P.

By:	Westlake BioPartners GP II, LLC
Its:	General Partner

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

Westlake BioPartners GP II, LLC

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

Dr. Beth C. Seidenberg
Dr. Sean E. Harper

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333- 271244) and is incorporated herein by reference.
D	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.10 to Amendment No. 1 to the Issuer’s Form S-1 Registration Statement filed on May 1, 2023 with the Securities and Exchange Commission (File No. 333-271244) and is incorporated herein by reference.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of ACELYRIN, INC. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 19, 2023

Westlake BioPartners Fund II, L.P.

By:	Westlake BioPartners GP II, LLC
Its:	General Partner

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

Westlake BioPartners GP II, LLC

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

Dr. Beth C. Seidenberg
Dr. Sean E. Harper

By:	/s/ Jennifer L. Kercher
Jennifer L. Kercher
Attorney-in-Fact

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Westlake BioPartners GP II, LLC or such other person or entity as is designated in writing by Beth C. Seidenberg (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Form ADV, Schedule 13D, Schedule 13F, Schedule 13G, Schedule 13H, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other domestic or international state, federal or national agency (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further (i) authorizes and designates Jennifer L. Kercher (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted and (ii) approves and ratifies all prior Reports executed and/or filed on behalf of each such Reporting Person by the Authorized Signatory.

The authority of the Designated Filer and the Authorized Signatory under this Power of Attorney with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: May 4, 2023

WESTLAKE BIOPARTNERS FUND II, L.P.		WESTLAKE BIOPARTNERS GP II, LLC
a Delaware Limited Partnership		a Delaware Limited Liability Company

By:	Westlake BioPartners GP II, LLC	By:	/s/ Sean E. Harper
	a Delaware Limited Liability Company		Sean E. Harper
	Its General Partner		Managing Director

By:	/s/ Sean E. Harper	By:	/s/ Beth C. Seidenberg
	Sean E. Harper		Beth C. Seidenberg
	Managing Director		Managing Director

By:	/s/ Beth C. Seidenberg
Beth C. Seidenberg
	Managing Director	SEAN E. HARPER

BETH C. SEIDENBERG		By:	/s/ Sean E. Harper
Sean E. Harper
By:	/s/ Beth C. Seidenberg
Beth C. Seidenberg